NYSE
AN ICE EXCHANGE

April 7, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NNYSE Arca certifies its approval for listing and registration of the Common units of 7RCC Spot Bitcoin and Carbon Credit Futures ETF, a series of Teucrium Commodity Trust, under the Exchange Act of 1934.

Sincerely,

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com